O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2289

May 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Command Center, Inc. Preliminary Filing of Tender Offer Documents

Ladies and Gentlemen:

On behalf of Command Center, Inc. (the “Company”), a Washington corporation, we hereby advise you that the Company submitted in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), a Preliminary Schedule TO and Offer To Purchase (the “Preliminary Tender Offer Documents”) in connection with a self-tender offer of Common Stock of the Company.

The Preliminary Tender Offer Documents make it clear that the tender offer has not yet commenced. In addition as this is a preliminary filing, the filing does not include certain ancillary tender offer documents such as a Letter of Transmittal. It is the intention of the Company to commence the tender offer in early June shortly before the mailing of a Definitive Proxy Statement. The Company filed the Preliminary Proxy Statement with the Commission on May 6, 2019.

Should any member of the Commission’s staff have any questions concerning the Preliminary Tender Offer Document or desire any further information, please do not hesitate to contact me (telephone number: (212) 451-2289), Kenneth Schlesinger (telephone number: (212) 451-2252) or Claudia Dubon (telephone number: (212) 451-2240).

Very truly yours,

/s/ Adam Finerman

Adam Finerman

Enclosures

cc:	Kenneth Schlesinger Claudia Dubon

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM